Exhibit 99.1

GLOBAL MOFY AI LIMITED Announces $2.5 Million Private Placement Financing

BEIJING, October 15, 2024 — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that it has entered into a Securities Purchase Agreement (the “SPA”) with certain non-U.S. investors (each individually, a “Purchaser”, and collectively, the “Purchasers”). Pursuant to the SPA, the Company will sell and issue up to 5,000,000 units (each a “Unit”, and collectively, the “Units”) to the Purchasers in a private placement financing transaction (the “Offering”) at an offering price of $0.50 per unit. Each Unit consists of (i) one Class A ordinary share, par value $0.000002 per share (the “Class A Ordinary Share”) (or one pre-funded warrant to purchase one Class A Ordinary Share (the “Pre-Funded Warrant”)), (ii) two warrants, each exercisable for one Class A Ordinary Share at an exercise price of $3.00 per share (each a “Ordinary Warrant”, and collectively, the “Ordinary Warrants”). The exercise price and number of Class A Ordinary Share issuable upon exercise of the Ordinary Warrants are subject to adjustment as described in the Ordinary Share Purchase Warrant. The Ordinary Warrants will be exercisable upon issuance and will have a term of 5 years from the issuance date. The gross proceeds of the Offering are expected to be approximately $2.5 million, before the deduction of customary expenses.

The Company intends to use the net proceeds from the Offering, together with the Company’s existing cash, cash equivalents, and marketable securities, to provide financing for its generative AI platform, general research and development, administrative expenses, talent acquisition, and working capital needs.

“We believe generative AI represents the future of content creation, and this funding allows us to accelerate our efforts in leveraging AI to revolutionize virtual content production,” said Haogang Yang, CEO of Global Mofy. “With the resources secured from this Offering, we will continue to enhance our generative AI platform, expand our library of 3D digital assets, and explore new applications for AI-driven solutions across industries. Our goal is to lead the next wave of innovation in digital content and provide cutting-edge solutions that meet the growing demands of the virtual economy.”

The securities described above have not been registered under the Securities Act of 1933, as amended. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. Global Mofy has agreed to file a registration statement with the Securities and Exchange Commission (SEC) registering the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants and the Ordinary Warrants issued in this Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.

Investor Relations Department

ir@mof-vfx.com